UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._____ )*

Ohmyhome Limited

(Name of Issuer)

Ordinary shares, US$0.001 par value

(Title of Class of Securities)

G6S38M107

(CUSIP Number)

3/21/23

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G6S38M107

1.	Names of Reporting Persons. Vienna Management Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power

1,785,941

	6.	Shared Voting Power

0

	7.	Sole Dispositive Power

1,785,941

	8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,785,941

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.29%*

12.	Type of Reporting Person (See Instructions) CO

*Based on 19,221,384 ordinary shares outstanding of Ohmyhome Limited (the “Issuer”) as of February 12, 2024, following the close of the Initial Public Offering by the Issuer and filed with the Securities and Exchange Commission effective March 20, 2023.

Page 2 of 6 Pages

Schedule 13G

CUSIP No. G6S38M107

Item 1(a) Name of issuer:

Ohmyhome Limited

Item 1(b) Address of issuer’s principal executive offices:

11 Lorong 3 Toa Payoh,

Block B #04-16/21, Jackson Square

Singapore 319579

2(a) Name of person filing:

Vienna Management Ltd

2(b) Address or principal business office or, if none, residence:

45 Ubi Road 1, #04-01

Singapore 408696

2(c) Citizenship:

Vienna Management Ltd – Singapore

2(d) Title of class of securities:

Ordinary shares, US$0.001 par value

2(e) CUSIP No.:

G6S38M107

Item 3. If this statement is filed pursuant to §§ 240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable

Page 3 of 6 Pages

Schedule 13G

CUSIP No. G6S38M107

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,785,941.

(b) Percent of class: 9.29%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,785,941.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 1,785,941.

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Page 4 of 6 Pages

Schedule 13G

CUSIP No. G6S38M107

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to § 240.13d–1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Page 5 of 6 Pages

Schedule 13G

CUSIP No. G6S38M107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vienna Management Ltd

By:	/s/ Loh Kim Kang David
Name:	Loh Kim Kang David
Title:	Director
Date:	February 12, 2024

Page 6 of 6 Pages